

March 8, 2022

Sih-Ping Koh
Chief Executive Officer
Gorilla Technology Group Inc.
7F, No.302, Ruey Kuang Road
Neihu, Taipei 114720, Taiwan, R.O.C.

> **Re: Gorilla Technology Group Inc.**
> **Registration Statement on Form F-4**
> **Filed February 18, 2022**
> **File No. 333-262069**

Dear Dr. Koh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4

Certain Projected Financial Information, page 87

1. We note your response to prior comment 10. Revise to provide more granular detail of your stated assumptions. For example, provide further context for the following: "Shorter delivery lead times and revenues from new lines of business and geographies will start to be recognized on a SaaS-based approach beginning at contract signing, rather than at delivery."

2. We note your response to prior comment 11. In order to provide investors with all material information to assess the Intro-Act research report and Intro-Act's role, revise your disclosure to include the information provided in the second and third to last paragraphs of your response letter.

The Nasdaq Proposal, page 100

3.   We note your response to prior Comment 13. However, your amended disclosure is not responsive to our comment. Please revise to specify the number and percent of securities that would be issued under this proposal for each distinct purpose.

Results of Operations
Comparison of the Six Months Ended June 30, 2021 and June 30, 2020
Revenue, page 143

4.   We have reviewed your response and expanded disclosures in response to prior comment 18. We repeat our prior comment to revise to disclose the amount of revenue recognized from your various offerings for each reporting period included in this filing. In this regard, we note your disclosure on page 141 that your primary sources of revenue are derived from the sale of hardware, software and services. This disclosure should also quantify the material factors for changes in each revenue type for each period presented. In addition, your expanded disclosure related to the increase in revenue between new customers and existing customers is unclear. In this regard, your current statement, "The amount of the increase in revenue between new customer and existing customers for the six months ended June 30, 2021 is $1.61 million, or 10.68%" does not differentiate between the increase of revenue between new customers and existing customers. Please advise or revise accordingly. Refer to Section III.B of SEC Release 33-8350.

Cost of Revenue and Gross Margin, page 143

5.   We note your expanded disclosures in response to prior comment 17. Please expand your disclosures to clarify why your cost of revenue increased. Specifically, your current disclosures do not appear to explain why your security convergence cost of revenue increased 35% and your Video IoT cost of revenue increased 5%. Similar concerns apply to your cost of revenue for the years ended December 31, 2020 and December 31, 2019. Refer to Section III.B of SEC Release 33-8350.

Notes to the Consolidated Financial Statements
4. Summary of significant accounting policies
y) Revenue recognition
(b) Sales of goods -software, page F-46

6.   We note your expanded disclosures in response to prior comment 24. Please clarify your disclosure to explain the type of software license or licenses that you offer. Further clarify your language that the sale of software products can be accounted for as a single or multiple performance obligations as well as identify how and when the software revenue is recognized. In addition, please clarify your response that states you do not offer any post-contract customer service (PCS) for your software offerings. Explain whether you offer software maintenance services such as technical support or the right to receive unspecified updates, upgrades and enhancements.

7.   We note your expanded disclosures in response to prior comment 28. Please expand your disclosure to explain if you sell each of your offerings separately in order to determine the relative stand-alone selling price. Otherwise, disclose the method that you use to estimate the stand-alone selling price. Refer to IFRS 15.73 through 86. In addition, please clarify how you allocate the transaction price to each distinct performance obligation when an arrangement includes hardware, software, and services. Clarify your statement that "all goods and services in the contract are exclusively accounted for as a single performance obligation". Explain whether all or most of your arrangements are deemed a single performance obligation.

Note 17. Share-based payment, page F-59

8.   We have reviewed your response to prior comment 29. Please provide a more detailed analysis that explains the difference between the estimated fair value at the last grant date compared to the implied fair value based on the exchange ratio in the Business Combination Agreement. This analysis should include how you determined the estimated fair value at the last grant date.

General

9.   Please file a representation as an exhibit that confirms that you are not required to comply with the 12-month requirement of audited financial statements in any other jurisdiction outside the United States. Refer to paragraph 2 of the Instructions to Item 8.A.4 of Form 20-F.

Sih-Ping Koh
Gorilla Technology Group Inc.
March 8, 2022
Page 4

You may contact Ryan Rohn, Senior Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3739, if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Josh Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Bartz